Exhibit 97.1

Recovery of Erroneously Awarded Incentive-Based Compensation Policy

Effective Date	December 1, 2023

Recovery of Erroneously Awarded Incentive-Based Compensation
1.Summary
The Bank of New York Mellon Corporation (the "Firm") has adopted this Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation to provide for the recovery or “clawback” of certain incentive compensation in the event of a Restatement.  Certain terms used in this Policy are defined in Section 8 below.
2.Purpose
This Policy is intended to comply with, and will be interpreted to be consistent with, the requirements of Section 303A.14 of the NYSE Listing Standard.
3.Applicability/Scope
3.1.    Covered Persons and Recovery Period
This Policy applies to all Incentive-Based Compensation received by a person:
•after beginning service as an Executive Officer,
•who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation,
•while the Firm has a class of securities listed on a national securities exchange, and
•during the Recovery Period.
Notwithstanding this look-back requirement, the Firm is only required to apply this Policy to Incentive-Based Compensation received on or after October 2, 2023.
For purposes of this Policy, Incentive-Based Compensation shall be deemed “received” in the Firm’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.
3.2.    Transition Period
In addition to the Recovery Period, this Policy applies to any Transition Period, provided that a Transition Period between the last day of the Firm’s previous fiscal year end and the first day of the Firm’s new fiscal year that comprises a period of nine to 12 months will be deemed a completed fiscal year.
3.3.    Determining the Recovery Period
For purposes of determining the relevant Recovery Period, the date that the Firm is required to prepare the Restatement is the earlier to occur of:
•the date the Board, a committee of the Board, or the officer or officers of the Firm authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Firm is required to prepare a Restatement, and
•the date a court, regulator, or other legally authorized body directs the Firm to prepare a Restatement.
For clarity, the Firm’s obligation to recover erroneously awarded Incentive-Based Compensation under this Policy is not dependent on if or when a Restatement is filed.

Recovery of Erroneously Awarded Incentive-Based Compensation
4.Provisions of the Policy
The Firm shall recover reasonably promptly the amount of erroneously awarded Incentive-Based Compensation in the event that the Firm is required to prepare a Restatement.
The Firm shall recover erroneously awarded Incentive-Based Compensation in compliance with this Policy except to the extent provided under 4.2 below.
4.1.    Amount Subject to Recovery
4.1.1.    Recoverable Amount.
The amount of Incentive-Based Compensation subject to recovery under this Policy is the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts, computed without regard to any taxes paid.
4.1.2.    Covered Compensation Based on Stock Price or TSR.
For Incentive-Based Compensation based on stock price or TSR, where the amount of erroneously awarded Incentive-Based Compensation is not subject to mathematical recalculation directly from the information in a Restatement, the recoverable amount shall be determined by the Committee based on the Firm’s reasonable estimate of the effect of the Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received.  In such event, the Firm shall maintain documentation of the determination of that reasonable estimate and provide such documentation to NYSE.
4.2.    Exceptions
The Firm shall recover erroneously awarded Incentive-Based Compensation in compliance with this Policy except to the extent that the conditions of Sections 4.2.1 or 4.2.2 set out below are met and the Committee has made a determination that recovery would be impracticable:
4.2.1.    Direct Expense Exceeds Recoverable Amount
The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered; provided, however, that before concluding it would be impracticable to recover any amount of erroneously awarded Incentive-Based Compensation based on expense of enforcement, the Firm shall make a reasonable attempt to recover such erroneously awarded Incentive-Based Compensation, document such reasonable attempt(s) to recover, and provide that documentation to NYSE.
4.2.2.    Recovery from Certain Tax-Qualified Retirement Plans
Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Firm and/or its subsidiaries and affiliates, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
4.3.    Method of Recovery
The Committee will have discretion in determining how to accomplish recovery of erroneously awarded Incentive-Based Compensation under this Policy, recognizing that different means of recovery may be appropriate in difference circumstances.

Recovery of Erroneously Awarded Incentive-Based Compensation
4.4.    Prohibition Against Indemnification
Notwithstanding the terms of any indemnification arrangement or insurance policy with any individual covered by this Policy, the Firm shall not indemnify any Executive Officer or former Executive Officer against the loss of erroneously awarded Incentive-Based Compensation, including any payment or reimbursement for the cost of insurance obtained by any such covered individual to fund amounts recoverable under this Policy.
4.5    Disclosure
The Firm shall file all disclosures with respect to this Policy and recoveries under this Policy in accordance with the requirements of the U.S. Federal securities laws, including the disclosure required by the applicable SEC filings.
4.6    Other Recoupment Rights
Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Firm and its subsidiaries and affiliates under applicable law, regulation or rule or pursuant to the terms of any similar policy, plan or program or similar provision in any employment agreement, equity award agreement or similar agreement and any other legal remedies available to the Firm and its subsidiaries and affiliates. In the event of any conflict or overlap between the provisions of this Policy, on the one hand, and the provisions of any other policy for clawback or recoupment of incentive compensation maintained by the Firm, on the other hand, the provisions of this Policy shall control.
5.Governance and Responsibilities
5.1.    HR Compensation Committee
•Administers the Policy
•Any determinations made by the Committee (or its delegate(s)) shall be final, binding and conclusive on all affected individuals and need not be uniform with respect to each individual covered by this Policy.
5.2.    Legal
•Legal provides Advice and Counsel as it relates to a clawback pursuant to this Policy.
6.Adherence and Control
This Policy shall be administered by the Committee.  Any determinations made by the Committee (or its delegate(s)) shall be final, binding and conclusive on all affected individuals and need not be uniform with respect to each individual covered by this Policy.
7.Addendum(s)
N/A
8.Appendices
8.1    Definitions
Unless the context otherwise requires, the following definitions apply for purposes of this Policy:

Recovery of Erroneously Awarded Incentive-Based Compensation

Term	Definition/Meaning of Term
Board	The Firm’s Board of Directors
Committee	The Human Resources and Compensation Committee of the Board.
Executive Officer	Each individual who is or was designated as an “officer” of the Firm in accordance with Section 303A.14(e) of the NYSE Listing Standard. Identification of an executive officer for purposes of this Policy will include at a minimum executive officers identified pursuant to 17. C.F.R. 229.401(b).
Financial Reporting Measure
Any of the following:
(i) measures that are determined and presented in accordance with the accounting principles used in preparing the Firm’s financial statements, and any measures that are derived wholly or in part from such measures,
(ii) stock price and
(iii) TSR.

A Financial Reporting Measure need not be presented within the Firm’s financial statements or included in a filing with the SEC.

Firm	The Bank of New York Mellon Corporation.
Incentive-Based Compensation	Any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.
NYSE	The New York Stock Exchange.
NYSE Listing Standard	NYSE Listed Firm Manual.
Recovery Period	The three completed fiscal years of the Firm immediately preceding the date that the Firm is required to prepare a Restatement
Restatement	An accounting restatement due to the material noncompliance of the Firm with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
SEC	The Securities and Exchange Commission.
Transition Period	A transition period (that results from a change in the Firm’s fiscal year) within or immediately following the Recovery Period.
TSR	Total shareholder return.
8.2.    Document Governance
8.2.1.    Periodic Review
This Policy will have a mandatory periodic review of 24 months.
The Committee must approve and they may amend this Policy from time to time and may terminate this Policy at any time, in each case in its sole discretion.
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